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    Exhibit (a)(14) Press Release, dated January 11, 1999, issued by Company

For Further Information:

Contact:  Mr. Frank Denny, CEO & President

Shopping.com

2101 E. Coast Highway

Garden Level

Corona del Mar, CA  92625

(949) 640-4374

www.shopping.com
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FOR IMMEDIATE RELEASE

  Shopping.com Enters Merger Agreement with Compaq Computer Corporation

Corona del Mar, CA, January 11, 1999 -- Frank W. Denny, CEO and President of Shopping.com (OTCBB: IBUY) today announced that the company's Board of Directors has approved a tender offer for $19.00 per share to be accepted and approved by its shareholders in a merger agreement with Compaq Computer Corporation (NYSE;
CPQ).

"In my opinion the value that has been created at Shopping.com for the benefit of its shareholders after only roughly one year of becoming a public company made the offer by Compaq attractive to the Company," Denny said.

The anticipated traffic from Alta Vista and Compaq Internet PCS will enable Shopping.com to grow faster and more efficiently than stand alone e-commerce companies. In turn, the increased knowledge gained from users' online purchasing interests will allow Alta Vista to better organize content and information for its users.

About Shopping.com

Shopping.com was founded with the mission to be the dominant low-price leader on the Internet, selling brand-name consumer products every day. Shopping.com is an online retailer offering more than 2 million item selections of top brand-name consumer products organized by category. Shopping.com targets both the consumer and commercial markets utilizing state-of-the-art proprietary systems technology. Shopping.com competes with other Internet retailers such a CDnow

CDNW, at cdnow.com, for music; Amazon AMZN, at amazon.com, Barnes and Noble BKS,
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at barnesandnoble.com and Books-A-Million, Inc. BAMM, at booksamillion.com, for
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books; Cyberian Outpost, Inc. COOL, at outpost.com and CompUSA, Inc. CPU, at
                              ----                                   ---
compusa.com, for computers; and Staples, Inc. SPLS, at staples.com, for office
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products; along with the AOL and Yahoo shopping sites.

Shopping.com offers millions of brand-name products to the Internet shopper, ranging from computers, books, office products, CDS, pet supplies, housewares and more. Shopping.com provides everyday low prices and fast delivery using direct vendor shipping, secure online payment protection and customer-friendly check-out services to ensure a user-friendly Web shopping experience for the Internet shopper. Visit Shopping.com's Web site at www.shopping.com or www.IBUYstores.com.